October 15, 2018

Gina K. Gunning, Esq.
Chief Legal Officer
GrafTech International Ltd.
982 Keynote Circle
Brooklyn Heights, OH 44131

       Re: GrafTech International Ltd.
           Draft Registration Statement on Form S-1
           Submitted October 12, 2018
           CIK No. 0000931148

Dear Ms. Gunning:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Electronics and Machinery
cc:    Sandra L. Flow, Esq.